UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 29, 2020

NETFIN ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39008	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

445 Park Avenue, 9th Floor

New York 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (972) 979-5995

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one redeemable warrant	NFINU	The Nasdaq Stock Market
Class A ordinary shares, par value $0.0001 par value	NFIN	The Nasdaq Stock Market
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	NFINW	The Nasdaq Stock Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On July 29, 2020, Netfin Acquisition Corp., a Cayman Islands exempted company (“Netfin”) entered into a business combination agreement (the “Business Combination Agreement”) with Netfin Holdco, a Cayman Islands exempted company (“Holdco”), Netfin Merger Sub, a Cayman Islands exempted company (“Merger Sub”), MVR Netfin LLC, a Nevada limited liability company, as the representative of Netfin (the “Netfin Representative), Symphonia Strategic Opportunities Limited, a Mauritius private company limited by shares (“SSOL”) and IKON Strategic Holdings Fund, a Cayman Islands exempted company (“IKON” and together with SSOL, the “Sellers”), pursuant to which (i) Merger Sub will merge with and into Netfin, with Netfin continuing as the surviving company, as a result of which (a) Netfin will become a wholly-owned subsidiary of Holdco, (b) each issued and outstanding unit of Netfin, consisting of one Class A ordinary share of Netfin (the “Class A Shares”) and one warrant of Netfin, shall be automatically detached and the holder thereof shall be deemed to hold one Class A Share and one warrant of Netfin, (c) each issued and outstanding Class A Share and Class B ordinary share of Netfin (together with the Class A Shares, the “Ordinary Shares”) will be cancelled and cease to exist and the holders thereof will receive one ordinary share of Holdco (the “Holdco Ordinary Shares”) for each Ordinary Share and (d) each outstanding warrant to purchase a Class A Share will become exercisable for one ordinary share of Holdco on identical terms (the “Holdco Warrants”), and (ii) Holdco will acquire all of the issued and outstanding ordinary shares of Triterras Fintech Pte. Ltd, a Singapore private company limited by shares (the “Target”), from the Sellers. Upon consummation of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), the Target will become a wholly-owned subsidiary of Holdco, which will subsequently be renamed as “Triterras.”

The aggregate value of the consideration to be paid to Sellers in the Business Combination is approximately $585,000,000, of which (i) approximately $525,000,000 will be paid in the form of Holdco Ordinary Shares, valued at $10.17 per Holdco Ordinary Share and (ii) $60 million will be paid in cash (the “Cash Consideration”). In addition, the Sellers will be entitled to receive earnout consideration of up to an additional 15,000,000 Holdco Ordinary Shares upon Holdco meeting certain financial or share price thresholds. The Cash Consideration will come from the proceeds available from Netfin’s trust account (the “Trust Account”), after giving effect to any and all redemptions.

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Netfin, the Sellers, the Target and their respective subsidiaries prior to the closing of the Business Combination. Each of Netfin, the Netfin Representative, Merger Sub and the Sellers have agreed to use their reasonable best efforts to cause the Business Combination to be consummated.

The closing of the Business Combination (the “Closing”) is subject to certain conditions, including, among other things, (i) approval of the Business Combination by holders of the Ordinary Shares, (ii) approval of the listing of the Holdco Ordinary Shares to be issued in connection with the Business Combination on the Nasdaq Stock Market (“Nasdaq”), (iii) Netfin having at least $5,000,001 in net tangible assets at the closing of the Business Combination after giving effect to redemptions of Class A Shares, if any, and (iv) the effectiveness of the Registration Statement (as defined below).

The Business Combination Agreement may be terminated under certain circumstances, including, among others, (i) by mutual written consent of the Sellers and Netfin, (ii) if the Closing has not occurred on or prior to July 28, 2021 for any reason other than delay and/or non-performance of the party seeking such termination, (iii) a breach of the terms of the Business Combination Agreement that is not capable of being cured or is not cured by the breaching party within 30 days and (iv) if Netfin’s shareholders do not approve the Business Combination.

A copy of the Business Combination Agreement will be filed by amendment on Form 8-K/A to this Current Report on Form 8-K within four business days of the date hereof as Exhibit 2.1, and the foregoing description of the Business Combination is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Netfin, the Netfin Representative, the Sellers, the Target or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, are solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements in the Business Combination Agreement, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Netfin’s public disclosures.

Other Agreements to be Executed at Closing

The Business Combination Agreement also contemplates the execution by the parties of various agreements at the Closing, including, among others, the below.

Lock-Up Agreement

At the Closing, Holdco will enter into a lock-up agreement with IKON and SSOL pursuant to which they will agree to not transfer, sell, assign or otherwise dispose of the Holdco Ordinary Shares they receive in the Business Combination prior to three and six months, respectively, subject to certain exceptions set forth therein.

Registration Rights Agreement

At the Closing, Holdco will enter into a registration rights agreement with Netfin, the Netfin Representative and the Sellers, pursuant to which they will be granted certain resale registration rights with respect to any Holdco Ordinary Shares or Holdco Warrants (including the underlying Holdco Ordinary Shares issued upon the exercise of such warrants) held by them on or prior to the date of Closing.

Item 7.01. Regulation FD Disclosure.

On July 29, 2020, Netfin hosted a conference call at 12:00 PM ET to discuss the Business Combination. A copy of the transcript of the call is attached as Exhibit 99.1 to this Current Report on 8-K.

On July 29, 2020, Netfin issued a press release announcing the execution of the Business Combination Agreement, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Attached as Exhibit 99.3 hereto and incorporated by reference herein is the investor presentation dated July 2020, that will be used by Netfin with respect to the Business Combination.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Netfin under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Holdco intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Netfin’s Ordinary Shares in connection with Netfin’s solicitation of proxies for the vote by Netfin’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Holdco to be issued in the Business Combination. Netfin’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, Netfin and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Netfin’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995.

Participants in the Solicitation

Netfin and its directors and executive officers may be deemed participants in the solicitation of proxies from Netfin’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Netfin is contained in Netfin’s registration statement on Form S-1, which was filed with the SEC on July 19, 2019, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Target and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Netfin in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Netfin’s, the Netfin Representative’s, the Seller’s and the Target’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Netfin’s, the Netfin Representative’s, the Seller’s and the Target’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Netfin’s, the Netfin Representative’s, the Seller’s and the Target’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Netfin, the Netfin Representative, the Seller’s and the Target following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of Netfin’s shareholders or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the Holdco Ordinary Shares on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Netfin, the Netfin Representative, the Seller’s, the Target or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Netfin’s other filings with the SEC. Netfin cautions that the foregoing list of factors is not exclusive. Netfin cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Netfin does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transcript of Investor Call held on July 29, 2020.
99.2	Press Release, dated July 29, 2020.
99.3	Investor Presentation, dated July 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETFIN ACQUISITION CORP.

	By:	/s/ Rick Maurer
Name: Rick Maurer
Title: Chief Executive Officer and Director

Dated: July 29, 2020